November 2, 2006
Mr. David R. Humphrey, Branch Chief and
Ms. Beverly A. Singleton, Staff Accountant
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Form 10-KSB for the year ended September 30, 2005 filed December 29, 2005 and Form 10-KSB Transition Report (period October 1, 2005 to December 31, 2005) filed March 31, 2006 File No. 0-18045
Dear Mr. Humphrey and Ms. Singleton:
     By this letter we have responded to each of the comments set forth in your October 19, 2006 letter regarding the above referenced filings by DIRT Motor Sports, Inc. (the “Company”). For your convenience, the numbered paragraphs below correspond to those in the October 19, 2006 letter. We are also sending a copy of this letter to you via overnight delivery, together with a marked copy of each of the above referenced filings. In addition, an amendment to each of the Company’s above referenced filings has been separately filed by the Company.
Form 10-KSB (Transition Period October 1, 2005 to December 31, 2005)
and
Form 10-KSB for the year ended September 30, 2005
General
COMMENT:

Boundless Motor Sports Racing, Inc.

1.	The following comments and references are based on information contained in the September 30, 2005 Annual Report on Form 10-KSB, and are also applicable to the December 31, 2005 Transition Report on Form 10-KSB where appropriate.
RESPONSE:
Any amendment(s) proposed in our responses will be made to both filings as applicable and the Company’s filings going forward as applicable.
Management’s Discussion and Analysis
COMMENT:
2.	See the paragraph discussion of “merchandise operations and cost of sales. Please expand to disclose which statements of operations revenue line items are used to compute the gross margins found in this discussion.
RESPONSE:
We have amended the paragraph discussion in the above referenced filings to reference the line item “Merchandise Sales” and indicated that the gross margins in this paragraph are calculated using cost of goods sold only, excluding operating expenses.
COMMENT:
3.	Provide a paragraph discussion of the statements of operations line items “debt restructuring expense,” “goodwill impairment,” “loss from operations,” and “net loss.” Also, consider providing a tabular presentation of the amount of goodwill and other intangible asset impairment during each fiscal year, further identifying the amount attributable to each acquired entity and describing the circumstances leading to the impairment. See paragraph 47(a) of SFAS 142.
RESPONSE:
We have amended the paragraph discussion in the above referenced filings to include the following additional disclosure:
“Debt restructuring expense — Debt restructuring expense reported in 2004 represents the value of warrants issued in connection with the restructuring of certain notes payable in July 2004. See Note 9 to the audited financial statements.

Goodwill impairment — Goodwill impairment during each period presented represents amounts charged to current earnings under the Company’s annual impairment tests as required under SFAS No. 142. The impairment charges for each period are associated with the acquired entity as indicated below:

Boundless Motor Sports Racing, Inc.

	2005	2004
World of Outlaws	$2,027,248	$2,954,978
UMP	2,218,171	—
Dirt Motorsports, Inc.	1,611,700	—
World of Outlaws trademark	142,452	—

Total impairment charges	$5,999,571	$2,954,978

We do not believe that additional paragraph discussions are required for “loss from operations” and “net loss” as each component of these line items is separately discussed in the as amended filings.
Liquidity and Capital Resources, page 18
COMMENT:
4.	See the first paragraphs under this heading. It appears that the amount of working capital deficit as September 30, 2005 should be $9.2 million rather than $2.8 million. We note similar disclosure is provided in Note 2 to the audited financial statements. Please revise or advise as to your calculation of the negative working capital amount.
RESPONSE:
The calculation of negative working capital previously disclosed reflects the exclusion of the current portion of notes payable. The notes payable were subsequently converted into equity securities. We have amended the paragraph discussion in the above referenced filings to indicate the working capital deficit of $9.2 million.
Financial Statements
Note 3. Summary of Significant Accounting Policies, page 39
Revenue Recognition and Deferred Revenue
COMMENT:
5.	We note your revenue from ‘race sanctioning and event fees; includes driver fees. If material, disclose the amount of these fees and indicate that you record the related payout of the drivers purses as an expense within the statement of operations line item ‘track and event operations’.
RESPONSE:

Boundless Motor Sports Racing, Inc.

We have amended the above referenced filings to add the following disclosure to the above referenced paragraph in Note 3 to the financial statements:
“The related payout of the drivers purses are included as an expense within the statement of operations line item ‘track and event operations.’
Note 4. Acquisitions, page 39
Dirt Motorsports, Inc.
COMMENT:
6.	Tell us the value assigned to the 1,558,334 common shares issued in the Dirt Acquisitions, and explain how the value was determined. In addition, please tell us how these shares were distributed among the purchase acquisitions of DIRT, Rolling Wheels and Cayuga County. Clarify for us whether the 300,000 shares disclosed for the Rolling Wheels Acquisition have been included in the 1,558,334 shares previously issued in October 2003. Also, tell us how you calculated the purchase price shown in the table for DIRT, and clarify that the entire $925,000 unpaid cash amount is currently reflected in the goodwill amount shown in the table. Finally, tell us where the acquisition costs as disclosed for Rolling Wheels and DIRT are reflected in the table.
RESPONSE:
The value assigned to the 1,558,334 common shares issued in the Dirt Acquisitions was based upon a value of $0.20 per share. A total of less than 100,000 shares of the Company’s common stock traded during 2004 prior to the acquisition. The value used in these purchase transactions is based upon the transaction between independent shareholders that exchanged equity securities representing 4.0 million shares of our common stock at a cash price of $0.20 per share as discussed in Note 9 to the financial statements and even so required a subsequent impairment in the value assigned to these purchases. A total of 1,608,334 common shares were issued in connection with the final purchase of Dirt (591,667 shares), Rolling Wheels (300,000 shares) and Cayuga County (716,667 shares).
A portion (250,000 shares) of the 300,000 shares disclosed for the Rolling Wheels Acquisition was included in the 1,558,334 shares previously issued in October 2003.
The purchase price shown in the table for Dirt was calculated as follows:

Cash paid	$1,775,000
Common stock (716,667 shares at $0.20 per share)	118,333
Direct acquisition costs incurred	221,308

Total net assets acquired	$2,114,642

Boundless Motor Sports Racing, Inc.

The $925,000 was not reflected in the table as goodwill as the amount was not paid under the purchase agreement due to final reconciliation adjustments under the agreement.
The purchase price shown in the table for Rolling Wheels was calculated as follows:

Cash paid	$1,000,000
Common stock (300,000 shares at $0.20 per share)	60,000
Direct acquisition costs incurred	28,777

Total net assets acquired	$1,088,777

UMP
COMMENT:
7.	See your paragraph discussion related to the impairment associated with the NVE contract rights. Tell us and disclose the amount of the contract rights that have been impaired and where the impairment amount is reflected in the statement of operations.
RESPONSE:
We have amended the above referenced filings to add reference to the inclusion of the impairment associated with the NVE contract rights in the statement of operations line item “goodwill impairment.”
Note 10. Stockholders’ Equity, page 48
Stock Grants
COMMENT:
8.	On page 12, you disclose the issuance of 45,000 shares of your common stock as employee stock grants. The stock was valued at $0.20 per share. However, in Item 5, you disclose that your common stock price range for the fourth quarter of 2004 (i.e., the first quarter of your fiscal year ended September 30, 2005) was $3.50 to $5.50 per share. Supplementally tell us how you determined the value of your December 2004 stock grants.
RESPONSE:

Boundless Motor Sports Racing, Inc.

The 2004 stock grants were valued based upon the transaction between independent shareholders at a price of $0.20 per share based upon the limited trading volume of the company’s common shares and the limited ability of the recipients to trade such common shares.
COMMENT:
9.	Also, tell us whether you have recorded any other stock or warrant issuances using a discount to the market price of your stock.
RESPONSE:
The above referenced transactions in comments 6 and 8 represent the only transactions where the Company has recorded stock or warrant issuances using a value different from the quoted to market price for the aforementioned reasons outlined herein.
Preferred Stock
COMMENT:
10.	Please tell us how the proceeds received from the issuances of the Series A and Series B preferred stock have been reflected in the statements of cash flows. Also tell us how the $700,000 of debt converted into Series B preferred stock and $1,045,000 of debt converted into Series A preferred stock is shown in the supplemental schedule of non-cash activities.
RESPONSE:
A reconciliation of the $11,560,199 in proceeds from the Series A preferred stock as reflected in the statement of changes in stockholders equity to the cash flow statement is as follows:

Cash proceeds, net of offering costs	$10,625,918
Conversion of loan plus interest	1,100,007
Less non cash offering costs	(165,726)

Net offering proceeds	$11,560,199

Each of these amounts is included individually on the statement of cash flows.
We sold 1,667 shares of Series B preferred stock for $5,000,000 in cash. It was determined that the Series B preferred stock included a preferential conversion feature which is included as a deemed dividend and was reflected as such in the statement of stockholders equity and statement of operations for the period.

Boundless Motor Sports Racing, Inc.

In addition, we exchanged preferred series A stock for preferred series B stock which resulted in an increase in the stated value with a decrease in retained earnings reflected as a dividend at the time of exchange in the statement of stockholders equity and statement of operations for the period.
The cash flow statement reflected a non cash conversion of series A to Series B of $15,648,456 which is reconciled to the statement of changes in stockholders equity as follows:

Stated value of series A stock issued during the fiscal year ended September 30, 2004, net of offering expenses	$11,560,199
Conversion of note into Series A preferred stock in fiscal 2005	1,149,622
Increase in liquidation preference upon conversion	1,564,846
Offering costs related to Series A Preferred stock	1,373,789

Total	$15,648,456

To supplement our current disclosure, we will amend our filings to include the non-cash conversion of a note payable for $1,149,622 into Series A Preferred Stock as a non cash item in the cash flow statement.

Boundless Motor Sports Racing, Inc.

ACKNOWLEDGEMENT OF REGISTRANT
     In connection with the Company’s response to the Staff’s comments set forth in this letter dated November 1, 2006, the Company acknowledges and agrees that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Thank you for your cooperation regarding this matter. Please call me at (877) 564-2464 if you have any other questions or if I may be of any other assistance.
Sincerely,
/s/ Brian M. Carter
Brian M. Carter
Chief Financial Officer
DIRT Motor Sports, Inc.

cc:	Members of the DIRT Motor Sports, Inc. Audit Committee